Exhibit 99.1

InflaRx N.V.

Amsterdam

Condensed Consolidated Interim

Financial Statements

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of comprehensive loss

		For the three months ended June 30,		For the six months ended June 30,
in € thousand	Note	2017	2018	2017	2018

Other income and expenses (net)		2	44	30	117
Research and development expenses		(3,101)	(5,031)	(5,502)	(10,505)
General and administrative expenses		(731)	(3,161)	(1,346)	(6,158)
Loss before interest and income taxes		(3,831)	(8,148)	(6,817)	(16,545)
Finance income		0	5,742	0	6,007
Finance expense		(843)	(37)	(1,655)	(2,226)
Finance result	7	(842)	5,705	(1,655)	3,781
Loss for the period		(4,673)	(2,443)	(8,473)	(12,764)

Other comprehensive loss for the period		(2)	(17)	(1)	(16)

Total comprehensive loss		(4,675)	(2,460)	(8,473)	(12,780)

Loss per common share in € (basic/diluted)		(2.0)	(0.1)	(3.6)	(0.5)

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Condensed consolidated statements of financial position

in € thousand	Note	31.12.2017	30.06.2018

ASSETS

Non-current assets
Intangible assets		41	47
Laboratory and office equipment		173	478
Other financial assets	3	20	39
Total non-current assets		233	565

Current assets
Other assets	3	697	944
Other financial assets	3	0	8,017
Cash and cash equivalents	4	123,282	156,069
Total current assets		123,979	165,030

Total assets		124,212	165,595

EQUITY AND LIABILITIES

Equity
Issued capital	5	2,858	3,080
Other reserves	6	167,864	222,753
Accumulated deficit		(51,293)	(64,056)
Total equity		119,429	161,776

Non-current liabilities
Deferred income		15	13
Provisions		2	54
Total non-current liabilities		17	67

Current liabilities
Trade payables		4,464	2,226
Other liabilities, provisions		302	1,526
Total current liabilities		4,766	3,752

Total equity and liabilities		124,212	165,595

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in equity

				Other reserves
in € thousand	Note	Issued capital	Capital reserve	currency translation	share-based payments	Accumulated deficit	Own shares	Total equity

Balance as of January 1, 2017		31	0	9	1,675	(27,055)	(350)	(25,690)

Comprehensive loss
Loss for the period		0	0	0	0	(8,473)	0	(8,473)
Other comprehensive income / Exchange differences		0	0	(1)	0	0	0	(1)
Total comprehensive loss		0	0	(1)	0	(8,473)	0	(8,473)

Recognition of equity-settled share-based payments	6	0	0	0	1,489	0	0	1,489
Balance as of June 30, 2017		31	0	8	3,164	(35,527)	(350)	(32,674)

Balance as of January 1, 2018		2,858	161,639	0	6,225	(51,293)	0	119,429

Comprehensive loss
Loss for the period		0	0	0	0	(12,764)	0	(12,764)
Exchange differences		0	0	(16)	0	0	0	(16)
Total comprehensive loss		0	0	(16)	0	(12,764)	0	(12,780)

Recognition of equity-settled share-based payments	6	0	0	0	5,938	0	0	5,938

Issue of share capital
Issued shares	5	222	52,769	0	0	0	0	52,991
Transaction costs	5	0	(3,801)	0	0	0	0	(3,801)
Total issue of share capital		222	48,967	0	0	0	0	49,189

Balance as of June 30, 2018		3,080	210,606	(16)	12,163	(64,056)	0	161,776

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statement of cash flows

		For the six months ended June 30,
in € thousand	Note	2017	2018
Cash flow from Operations
Loss before income taxes		(8,473)	(12,764)
Reconciliation from result before taxes to net cash flows
Depreciation/amortization of intangible assets, laboratory and office equipment		22	50
Share based payment expense	6	1,489	5,938
Finance income	7	(0)	(6,007)
Finance costs	7	1,655	2,247
other non-cash adjustments		(11)	(58)
Change in Provisions and Government Grants		1,821	1,494
Working capital adjustments
Change in Trade payables and other liabilities		(927)	(2,458)
Change in other assets		(806)	(271)
Interest received		0	681
Cash flow from Operations		(5,230)	(11,148)

Cash flow from investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment		(38)	(361)
Cash outflow for the investment in non-current financial assets		(19)	(33)
Proceeds from the disposal of long-term financial assets		0	14
Purchase of other investments		0	(8,014)
Net cash flows used in investing activities		(57)	(8,396)

Financing activities
Proceeds from issuance of stock		0	52,991
Transaction cost from issuance of stock		0	(3,801)
Proceeds from issuance of preferred shares		1,500	0
Net cash flows from financing activities		1,500	49,189

Effect of exchange rate changes		0	3,142
Change in cash and cash equivalents		(3,787)	32,787

Net change in cash and cash equivalents		(3,787)	32,787
Cash and cash equivalents at beginning of period		29,117	123,282
Cash and cash equivalents at end of period		25,330	156,069

The notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Index to notes to the condensed consolidated interim financial statements

(1)	Reporting entity	2
(2)	Basis for preparation and changes to Group’s accounting policies	2
(3)	Other financial assets and other assets	4
(4)	Cash and cash equivalents	5
(5)	Issue of share capital	5
(6)	Share-based payments	5
(7)	Finance costs (net)	6
(8)	Related parties	7

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InflaRx N.V. and subsidiaries

Notes to the condensed consolidated interim financial statements

(1)	Reporting entity

The condensed consolidated interim financial statements of InflaRx N.V. (in the following, “InflaRx” or the “Company”) and its subsidiaries for the six months ended June 30, 2018 were authorized for issue in accordance with a resolution of the directors on August 8, 2018.

InflaRx N.V., is a Dutch public company with limited liability (naamloze vennootschap), incorporated in the Netherlands (Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312) and domiciled in Jena, Germany. The registered office is located in Jena, Germany, Winzerlaer Straße 2. The Company`s shares are publicly traded on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class potent and specific inhibitors of the complement activation factor known as C5a.

These condensed consolidated interim financial statements (in the following “financial statements”) of InflaRx comprise the Company and its subsidiary InflaRx GmbH, and, since January 5, 2018, InflaRx N.V.’s wholly-owned subsidiary InflaRx Pharmaceutical Inc., a Delaware corporation (together, the “Group”).

(2)	Basis for preparation and changes to Group’s accounting policies

a)	Statement of compliance

The financial statements for the three and six months ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting. The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at December 31, 2017.

This is the first set of the Group’s financial statements where IFRS 15 and IFRS 9 have been applied, as described in section e).

b)	Critical judgements and accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these financial statements, the critical judgments made by management in applying the Group’s accounting policies and the key accounting estimates were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2017.

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c)	Functional and presentation currency

These financial statements are presented in thousands of Euro, which is also the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceutical Inc. is US Dollar. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated € thousand) or million (abbreviated € million).

d)	Rounding

We have presented financial information in thousand and million euros. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables by one thousand euros at a maximum.

e)	Significant accounting policies

The accounting policies adopted in the preparation of the financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December, 31 2017, except for the adoption of new standards effective as of January 1, 2018.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies in the financial statements, for the first time, IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below. Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the financial statements of the Group.

IFRS 15, Revenue from Contracts with Customers, replaces all current standards and interpretations dealing with revenue recognition and introduces a five-step model to account for revenue. As the Group is currently not generating revenues, the Group may only be affected by IFRS 15 in the future when entering into collaboration arrangements or similar transactions.

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics. IFRS 9 further replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. IFRS 9 will require extensive new disclosures, in particular about hedge accounting, credit risk and ECLs.

The Group applies IFRS 9 with an initial application date of January 1, 2018. Because the Group held on the initial application date only immaterial non-current financial assets, cash and cash equivalents, no trade receivables and no derivative financial instruments or financial liabilities, the impact of IFRS 9 is determined to be nil, except for the disclosures required. Classification for other receivables and cash and cash equivalents changed from “loans and receivables” (IAS 39) to “amortized cost” (IFRS 9).

The consolidated statement of financial position as at January 1, 2018 was not restated, as the impact of IFRS 9 in the absence of material financial instruments was nil.

The following amendments, applicable to reporting periods started January 1, 2018, do not have any impact on the Group’s financial statements:

•	Amendments to IFRS 2 Classification and Measurement of Share - based Payment Transactions IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

•	Amendments to IAS 40 Transfers of Investment Property

•	Amendments to IFRS 4, Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

•	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards -Deletion of short-term exemptions for first-time adopters

•	IFRIC 22 Foreign Currency Transactions and Advance Considerations

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•	Improvements to IFRS (2014-2016)

The following standards and amendments, applicable to reporting periods starting January 1, 2019, and later, are not expected to have any material impact on the Group’s financial statements, except as described below the table:

•	IAS 19 Amendments - Plan Amendment, Curtailmentor Settlement

•	IAS 28 Amendments - Long-term Interests in Associates and Joint Ventures

•	IFRIC 23 Uncertainty over Income TaxTreatments

•	Improvements to IFRS (2015-2017) IFRS 3, 11 IAS 12, 23

IFRS 16 Leases replaces existing guidance, including IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases. As at December 31, 2017, the Group’s future minimum lease payments under non-cancellable operating leases amounted €0.7 million, which is the currently estimated impact on the consolidated statement of financial position of the Group.

(3)	Other financial assets and other assets

in € thousand	31.12.2017	30.06.2018

Other financial assets
Other investments	0	7,993
Others	20	63
Other financial assets	20	8,056

in € thousand	31.12.2017	30.06.2018

Other assets
Prepaid expenses	504	785
Others	193	159
Other assets	697	944

in € thousand	31.12.2017	30.06.2018

Financial assets at fair value through profit or loss:
Other investments	0	7,993
Financial assets at amortised cost:
Other financial assets	20	63
	20	8,056

Carrying amounts and fair values of financial assets shown in the table above are identical. Other investments are investments in publicly traded funds that invest in various floating rate notes. These other investments are classified and measured at fair value through profit or loss. The net loss incurred since acquisition amounts to €21 thousand and is included in other finance costs.

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(4)	Cash and cash equivalents

in € thousand	31.12.2017	30.06.2018
Deposits held at banks	3,177	4,986
Money market funds	38,876	21,727
USD term deposits (1-30 days)	81,229	129,356
Cash and cash equivalents	123,282	156,069

(5)	Issue of share capital

On May 8, 2018, a public offering of common shares was completed pursuant to which we sold an aggregate of 1,850,000 common shares with a nominal value of €0.12 per share, resulting in gross proceeds from the sale of common shares of €53.0 million. Directly attributable transaction costs of €3.8 million were incurred and paid in connection with the sale of these common shares and deducted from capital reserves. Certain of our selling shareholders sold an aggregate of 1,600,000 common shares. All of these common shares were sold at a price to the public of $34.00 per share.

(6)	Share-based payments

2016 Option Plan

Under the Stock Option Plan 2016 Terms and Conditions, or the 2016 Plan, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management and key employees. Prior to the initial public offering, the outstanding awards under the 2016 Plan covered an aggregate of 1,239,252 common shares and the exercise price for each outstanding award was €7.81 per share (in each case after giving effect to the corporate reorganization). Any additional awards available under the 2016 Plan lapsed upon the closing of the Series D financing in October 2017.

2016 Other share-based awards

In 2016, InflaRx also established a share-based payment plan for its non-executive board members (the “Board Plan”) and granted 484 shares of common stock. Grants under the Board Plan are not subject to service or performance conditions.

2017 long-term incentive plan

In conjunction with the closing of our initial public offering, we established a new omnibus plan (‘the 2017 Plan’ or ‘LTI’) with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals who are expected to make important contributions to us. The 2017 Plan governs issuances of equity incentive awards from and after the closing of our initial public offering. The initial maximum number of common shares available for issuance under equity incentive awards granted pursuant to the 2017 Plan equals 2,341,097 common shares. On January 1, 2021 and on January 1 of each calendar year thereafter, an additional number of shares equal to 3% of the total outstanding common shares on December 31 of the immediately preceding year (or any lower number of shares as determined by the board of directors) will become available for issuance under equity incentive awards granted pursuant to the 2017 Plan.

The fair value of options granted in 2018 under the 2017 Plan program was determined using the Black-Scholes valuation model. As the Company’s common shares are listed on the Nasdaq Global Select Market, the closing price of the common shares at grant date was used. Other significant inputs into the model are as follows (weighted average):

Fair value per share in USD	37.85 (Q1-2018: 22.75)
Exercise price in USD	37.85 (Q1-2018: 22.75)
Volatility expected	73% (Q1-2018: 73%)
Expected life (midpoint based)	4.6 (Q1-2018: 4.9)
Dividend yield expected	-
Risk-free rate (interpolated, US sovereign strips curve)	2.71% (Q1-2018: 2.58%)
Fair Value per option (in USD)	22.37 (Q1-2018: 13.79)
FX rate (EUR/USD) as of grant date	0.86 (Q1-2018: 0.82)
Fair Value per option (in EUR)	19.23 (Q1-2018: 11.24)

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Expected volatility has been based on an evaluation of the historical and implied volatility of a peer group of companies. The range of outcomes for the expected life of the instruments has been based on expectations on option holder behavior in the scenarios considered.

The number of share options under the 2017 Plan was as follows:

Granted in 2017	1,869,192
Granted in Q1 2018	28,002
Granted in Q2 2018	20,000
Forfeited	-
Outstanding at June 30, 2018	1,917,194
Thereof vested	0

The dividend yield has no impact due to the anti-dilution clause as defined in the LTI.

Expenses are determined based on the number of stock options granted within a tranche and the vesting period of a tranche. This implies two effects: (i) the more options granted within a tranche, the higher expense of a tranche, and (ii) the shorter the vesting period of a tranche, the higher expense of a tranche. For example, 33.33% of all stock options granted are allocated to the first tranche which vests over 1 year after the Grant Date, whereas 8.33% of all stock options granted are allocated to the ninth tranche which vests over 3 years.

Therefore the expenses recognized from the granted share options under the 2017 Plan were €0.6 million in 2017 and are anticipated to be €11.8 million for 2018, €4.3 million for 2019 and €1.3 million for 2020.

In the three and six month periods ending June 30, 2018, and 2017, compensation expenses of €3.0 million and €5.9 million (resulting solely from the LTI) and €0.8 million and €1.5 million (resulting solely from 2016 Option plan and other share-based awards) were recognized, respectively.

None of the share-based payments awards were dilutive in determining earnings per share due to the Group’s loss position.

(7)	Finance costs (net)

	For the three months ended June 30,		For the six months ended June 30,
in € thousand	2017	2018	2017	2018

Finance income
Unrealized FX-gains	0	5,304	0	5,304
Interest and other finance income	0	438	0	703
	0	5,742	0	6,007
Finance costs
Interest on preferred shares	(749)	0	(1,472)	0
Cost of issuing preferred shares	(87)	0	(173)	0
Unrealized FX-losses	0	0	0	(2,163)
Other finance costs	0	(37)	(10)	(63)
	(843)	(37)	(1,655)	(2,226)

Finance result	(836)	5,705	(1,655)	5,944

InflaRx GmbH issued voting preferred shares for cash to investors in several financing rounds to fund its development activities. All of the preferred shares of InflaRx GmbH were exchanged for common shares of InflaRx N.V. in the corporate reorganization in 2017. InflaRx did not elect to recognize the preferred shares at fair value through profit or loss. In the three and six months ended June 30, 2017, interest expense of €0.7 million and €1.5 million was recognized for all outstanding preferred shares.

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(8)	Related parties

The Group’s executive management comprises the following persons:

•	Professor Niels C. Riedemann, Chief Executive Officer

•	Professor Renfeng Guo, Chief Scientific Officer

•	Arnd Christ, Chief Financial Officer

•	Othmar Zenker, Chief Medical Officer

The Group’s board of directors comprises the following persons:

Executive Directors

•	Professor Niels C. Riedemann (CEO), since November 8, 2017

•	Professor Renfeng Guo (CSO), since November 8, 2017

Non-executive Directors

•	Nicolas Fulpius (Chairman, Chairman of the Audit Committee), since November 8, 2017

•	Mark Kübler (Member of the Audit Committee), since November 8, 2017

•	Katrin Uschmann, since November 8, 2017

•	Anthony Gibney (Member of the Audit Committee), since February 6, 2018

•	Lina Ma, since November 8, 2017

The compensation of the Group’s executive management comprises of the following for the three and six month period ending June 30:

	For the three months ended June 30,
	Executive Management		non-executive Board of Directors
in € thousand	30.06.2017	30.06.2018	30.06.2017	30.06.2018

Short-term employee benefits	305	573	15	58
Share-based payments	564	2,475	0	267
Total	869	3,048	15	326

	For the six months ended June 30,
	Executive Management		non-executive Board of Directors
in € thousand	30.06.2017	30.06.2018	30.06.2017	30.06.2018

Short-term employee benefits	609	1,181	30	113
Share-based payments	1,108	4,949	0	513
Total	1,717	6,130	30	627

Remuneration of InflaRx’s executive management comprises fixed and variable components and share-based payment awards. In addition, the executive management receives supplementary benefits such as fringe benefits and allowances.

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